Exhibit 99.1

Fortuna provides update on its Lindero gold Project in Argentina

Vancouver, February 13, 2020-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update on construction, pre-commissioning and commissioning activities at its 100 percent owned Lindero gold Project located in the Province of Salta, Argentina. Construction progress in December and January was delayed due to a shortfall in contractor personnel; however, the Project continues to advance and is now scheduled to transition from construction and commissioning to operations in the second quarter of 2020.

Jorge A. Ganoza, President, CEO and Director, commented, “Lindero encountered challenges during December and January due to a shortfall in manpower in our main electro-mechanical and piping contractor. We have reduced the scope of this contractor and have brought in additional resources to address this issue.” Mr. Ganoza added, “Early in January, the Project underwent a leadership change. Since then, the Company has completed an extensive review of the Project’s remaining schedule through to operations. Placement of ore on the leach pad and first doré pour is now scheduled for the second quarter of 2020.”

Construction, pre-commissioning and commissioning highlights:

●	As at the end of January, the overall project is 89% complete
●	Primary and secondary crushing circuits: Pre-commissioning activities are concluded; crushing circuits are being commissioned with ore
●	Tertiary crushing circuit: Vendor representatives returned to site on January 24th and are dedicated to finalizing the mechanical completion of the HPGR; pre-commissioning activities have commenced on the conveyors and transfer systems of this circuit
●	Agglomeration plant: Mechanical work almost completed; piping and electrical installation is in its final stages due to the delay caused by shortfalls in contractor manpower during December and January; pre-commissioning activities have been pushed back to March
●	Power generation: 8-megawatt power plant and medium voltage power distribution system have been commissioned and are sourcing power to the project and unit operations
●	Industrial water supply: Commissioning of the industrial water system is scheduled to be completed this month

Lindero gold Project

18,750 tonnes per day crushing circuit and agglomeration plant

Primary and secondary crushing circuits

Pre-commissioning activities of the main equipment has been completed; commissioning with ore to stockpile has been initiated.

Primary crushing circuit commissioning with ore

Secondary crushing circuit commissioning with ore

Tertiary crushing circuit

Vendor technicians are concluding with final mechanical and instrumentation activities on the HPGR. Pre-commissioning of the conveyors and transfer systems were initiated this month.

Tertiary crushing circuit pre-commissioning commenced

Agglomeration plant

Delays in mechanical and electrical activities during December and January due to a shortfall in contractor manpower have pushed back pre-commissioning to March.

Agglomeration plant

8-megawatt power plant

Commissioning of the mine’s 8-megawatt power plant and medium voltage power distribution system has been completed. The plant has been connected to the mine’s grid and is sourcing power to the mine and project.

8-megawatt power plant

Leach pad and solution ponds

Leach pad

Construction of the 31-hectare start-up leach pad area and solution ponds has been completed. Assembly and installation of the stacking system from the agglomeration plant to the leach pad is in progress but behind schedule due to a shortfall in contractor manpower during December and January and is expected to be completed in April; making it on the critical path of the project.

Leach pad stacking belt conveyor installation work

Solution ponds

Mechanical and piping installations are in progress. Pumping and solution management systems are planned to be commissioned in April.

Solution ponds: Mechanical and piping installation work

Process Area

ADR plant

Equipment installation has been completed with piping and electrical work in progress. Pre-commissioning activities are planned to conclude in May.

ADR plant piping installation work

SART plant

Mechanical and piping installation work is progressing with pre-commissioning activities scheduled to conclude in May. The SART plant is not mission critical for the start of gold production.

SART plant

Industrial water supply

The 13-kilometer water pipeline to the mine site is being pre-commissioned. Commissioning of the industrial water system is scheduled to be completed this month.

Fresh water booster pump station

Assay laboratory

Construction and implementation of the on-site assay laboratory has been completed. Sample preparation and analysis for gold using fire assay with an atomic absorption finish has been conducted at this facility since the end of January 2020.

Assay laboratory: Sample preparation by fusion

Further updates on the construction of the Lindero gold Project will be provided as the development of the Project proceeds. Please click on the following link to access Lindero’s construction photo gallery:

https://fortunasilver.com/mines-and-projects/development/lindero-project-argentina/construction-gallery/crushing-circuit/.

About the Lindero gold Project, Argentina

In September 2017, the commencement of construction at Lindero was officially launched (see Fortuna news releases dated September 21, 2017 and December 21, 2017). Lindero has been designed as an 18,750 tonnes per day owner operated open pit mine with a pit life of 13 years based on current Mineral Reserves. Crushed ore will be placed on a leach pad with the pregnant solution pumped to SART and ADR plants prior to electrowinning and refining where gold will be poured to doré bars.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project, currently under construction, in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward-looking Statements

This news release contains forward looking statements which constitute "forward looking information" within the meaning of applicable Canadian securities legislation and "forward looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward looking Statements"). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; the future financial or operating performance of the Company; the Company’s exploration activities, including related capital expenditures; the timing of the completion of construction at Lindero; the timing of the completion and commissioning of the plant, the timing of the placing of ore on the leach pad and the first doré pour; the stock piling of ore prior to first production; the timing of the commencement of commercial production; the construction costs at the Lindero Project and proposed expenditures at the Lindero Project. Often, but not always, these Forward looking Statements can be identified by the use of words such as "estimated", "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; further delays in the completion of the construction and commissioning at Lindero may cause delays in the commencement of production; start up delays in production may increase the costs of the Lindero Project; technological and operational hazards in Fortuna's mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under "Risk Factors" in the Company's Annual Information Form dated March 29, 2019 and filed on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company's plans for its mines and mineral properties; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company's current mineral resource and reserve estimates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.